
November 22, 2010

<u>Via U.S. Mail</u>

Mr. Ken Tsang
Chief Financial Officer
CFO Consultants, Inc.
Rm. 2102 F&G, Nan Fung Centre, 264-298
Castle Peak Road, Tsuen Wan, N.T. Hong Kong

> **Re:** **CFO Consultants, Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed April 6, 2010**
> **File No. 333-149294**
> **Form 10-Q for the period ended September 30, 2010**
> **Filed October 15, 2010**
> **File No. 1-34712**

Dear Mr. Tsang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Audited Financial Statements for the period ended December 31, 2009, page F-1

Report of Independent Registered Public Accounting Firm, page F-3

1.   We note that as a development stage company, you have provided results of operations, cash flows, and changes in stockholders' deficit from inception of December 10, 2007 through December 31, 2009. Please tell us whether your newly engaged auditor has performed audit procedures for the period from inception through December 31, 2007. If so, please tell us your auditor's basis for not including such period within their report. If not, please tell us what procedures were performed by your auditor regarding such period.

Form 10-Q for the period ended September 30, 2010

Financial Statements

Balance Sheet, page 3

2.   Please tell us why you have included the balance sheet as of January 17, 2008.

3.   We note the following regarding the balance sheets you have presented:
      a. The balance sheets as of September 30, 2010, December 30, 2009 and January 17, 2008 do not appear to be clerically accurate;
      b. The balance sheet as of January 17, 2008 does not appear to balance;
      c. You have presented a balance sheet as of December 30, 2009; however, it appears that your fiscal year end is December 31, 2009; and
      d. The balance sheet as of December 30, 2009 as presented does not agree to your audited balance sheet as of December 31, 2009 as contained within your annual report on Form 10-K filed April 6, 2010.
      Please advise.

Income Statement, page 4

4.   Please tell us how you have complied with Rule 8-03 of Regulation S-X, or tell us how you determined it was not necessary to present an income statement for the three months ended September 30, 2010, for the three months ended September 30, 2009, or for the nine months ended September 30, 2009.

5.   Please tell us why you have included income statements for the following periods: i) from inception through December 31, 2009 and ii) for the fiscal year ended December 31, 2009.

6.   Certain of your income statements do not appear to be clerically accurate. Please advise.

Statement of Cash Flows, page 5

7.	Please tell us how you have complied with Rule 8-03 of Regulation S-X, or tell us how you determined it was not necessary to present a statement of cash flows for the nine months ended September 30, 2009 or for the period from inception through September 30, 2010.

Note B – Stock-Based Compensation, page 10

8.	We note your reference to APB 25. Please note that the ASC became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise this and all other references to accounting standards accordingly. Further, please note that APB 25 has been superseded by SFAS 123(R) and subsequently codified within ASC 718.

Exhibits 31.1 and 31.2

9.	It is unclear whether Norm LeBoeuf continues to be your chief executive officer, chief financial officer, or both. Exhibit 31.1 lists Mr. LeBoeuf as the signing officer in the preamble to paragraph 1; however, the certification is signed by Neville Pearson. Please amend your Form 10-Q for the period ended September 30, 2010 to provide corrected certifications. Please note that the certifications should be signed by the individuals that are the principal executive officer and the principal financial officer at the time of the amended filing.

Exhibit 32

10.	We note that Mr. LeBoeuf is listed as the Chief Financial Officer and Mr. Pearson is listed as the Chief Executive Officer based on the certification provided pursuant to Section 906 of the Sarbanes-Oxley Act. This appears to contradict the certifications provided pursuant to Section 302 of the Sarbanes-Oxley Act. We also note this certification is dated October 30, 2009. Please amend your Form 10-Q for the period ended September 30, 2010 to provide a corrected and timely certification. Please note that the certifications should be signed by the individuals that are the principal executive officer and the principal financial officer at the time of the amended filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3295 if you have questions regarding the comments on the financial statements and related matters.

Sincerely,

Jennifer Monick
Senior Staff Accountant